WELLSTONE COMMUNITIES INC.
                         2450 Atlanta Highway, Suite 904
                                Cumming, GA 30040

VIA EDGAR AND FACSIMILE

                                                                    May 17, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Wellstone Communities Inc.
     Registration Statement on Form SB-2
     SEC File No. 333-103358
     Request for Withdrawal

Dear Commission:

         Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), Wellstone Communities Inc. (the "Registrant") hereby requests that the above-referenced Registration Statement No. 333-103358, filed with the Commission on February 21, 2003 (the "Registration Statement"), be withdrawn effective immediately. The grounds upon which the Registrant is making this application for withdrawal are that the Registrant does not intend to proceed with the public offering of the shares of convertible preferred stock to have been registered on the Registration Statement. The Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement.

         The Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be returned to the Registrant by check payable to it and sent to its address in the registration statement: 2450 Atlanta Highway, Suite 904, Cumming, GA 30040 . If you should have any questions regarding this application, please contact Drew Field at
(831) 626-8134.



Sincerely,



Wellstone Communities Inc.

By: /s/ JOHN T. OTTINGER
   ------------------------
     John T. Ottinger
     President and Chairman

cc:  Drew Field